FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura’s Views on ISS Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2025

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura’s Views on ISS Report

Tokyo, June 4, 2025—Nomura Holdings, Inc. (the “Company”) has submitted “Proposal 1: Appointment of Twelve Directors” to the 121st Annual General Meeting of Shareholders scheduled to be held on June 24, 2025.

Regarding this proposal, Institutional Shareholder Services, Inc. (“ISS”), a proxy advisory firm, has issued a report recommending against the reappointment of Mr. Koji Nagai and Mr. Kentaro Okuda.

The views of the Nomination Committee of the Company (Chairman: Mr. Taku Oshima, Outside Director), are outlined below.

Decisions on director nominees of the Company, which is a company with three board committees, are made by the Nomination Committee.

Mr. Koji Nagai currently serves as a member of both the Nomination Committee and the Compensation Committee. To further enhance corporate governance, he will retire from both committees at the end of the Annual General Meeting of Shareholders. After the meeting, the Nomination Committee and the Compensation Committee will consist entirely of Outside Directors.

Mr. Koji Nagai did not participate in the formation of the views outlined in 2. below.

We kindly ask shareholders to carefully read the Notice of Convocation of the 121st Annual General Meeting of Shareholders and this document. We appreciate your understanding and support of the proposal.

1.	ISS’ Views

Given a series of compliance concerns1, support for the reappointment of Mr. Koji Nagai and Mr. Kentaro Okuda does not seem appropriate at this time.

2.	The Company’s Views

We take the incidents that occurred and the trouble caused to our clients, our shareholders and the wider public very seriously.

Based on the contributions Mr. Koji Nagai and Mr. Kentaro Okuda have made to the Board of Directors of the Company (the “Board”), we believe they are suitable candidates to serve as members of the Board. The Nomination Committee determined their suitability as candidates for Director after extensive discussion. The main reasons are as follows.

[1]

Japan’s Financial Services Agency issued an administrative monetary penalty order in October 2024 against Nomura Securities Co., Ltd., a subsidiary of the Company, for unlawful trading of Japanese government bond futures in March 2021 (Please refer to Measures to Prevent Recurrence of JGB Futures Incident announced on October 31, 2024).

In October 2024, a former employee of Nomura Securities Co., Ltd., was arrested by Hiroshima Prefecture police and charged by the Hiroshima District Public Prosecutors Office in November 2024 (Please refer to Statement and Responses to Indictment of Former Employee announced on December 3, 2024). In addition, In February 2025, another former employee of Nomura Securities Co., Ltd., was arrested by the Metropolitan Police Department (Please refer to Statement on Arrest of Former Employee and Ongoing Responses announced on February 6, 2025).

(1)	Appropriate Responses to the Incidents

In response to the incidents, the Compensation Committee passed a resolution to reduce executive compensation following a request for voluntary return of compensation.

Under the supervision of the Board of Directors, the management of the Company has responded as follows2.

The first incident arose from a transaction carried out on March 9, 2021, by an employee of Nomura Securities Co., Ltd., (“Nomura Securities”) involved in proprietary trading of Japanese government bond (JGB) futures. After the transaction, Nomura Securities made ongoing efforts to revise its JGB futures trading operations.

In response to an administrative monetary penalty order issued by Japan’s Financial Services Agency, Nomura Securities implemented measures to prevent a recurrence, including in Front Office (first line of defense), Compliance (second line of defense), and Internal Audit (third line of defense).

In addition, a new organization was established to enhance the monitoring system. The organization has since been integrated into the normal operations of the existing organization.

We believe these prevention measures are progressing smoothly.

With regard to the two incidents involving former employees, Nomura Securities responded by establishing the Operational Reform Promotion Committee, strengthening supervision of employee visits to clients’ homes, heightening monitoring of employee business activities, and extending block leave to the Wealth Management Division to detect any potential wrongdoing.

The adequacy of Nomura Securities’ response measures was evaluated by external experts, confirming progress in establishing a solid foundation for preventing recurrence.

The two candidates have also taken the following measures in relation to the above matters.

Mr. Koji Nagai has leveraged his extensive experience with Nomura Group to effectively lead the supervision of these incidents as Chairman of the Board of Directors (Non-Executive Director).

Mr. Kentaro Okuda, who serves concurrently as a Director and an executive officer, has spearheaded the formulation and implementation of prevention measures for the first incident with a view to further enhancing the Company’s compliance framework and internal controls.

With regard to the two incidents involving former employees, he has also led the implementation of more rigorous and effective response measures to ensure that clients feel at ease when using Nomura Securities’ services, including the establishment of the Operational Reform Promotion Committee.

[2]	Please refer to the company’s presentation Nomura Group’s Governance Initiatives for details on measures to prevent recurrence, countermeasures and progress regarding each incident.

(2)	Strong Results and Steady Progress toward Medium- to Long-Term Management Vision

For the fiscal year ended March 2025, the Company reported a record high net income of 340.7 billion yen, reflecting steady progress in its medium- to long-term initiatives to grow stable revenues, diversify Wholesale revenues, and control costs. ROE reached 10.0 percent, achieving the target level set. As a result, the annual dividend per share for the fiscal year ended March 2025, including a 100th anniversary commemorative dividend, reached a record high of 57 yen. The impact of these incidents on the Company’s business results was minimal.

In addition, the Company recently announced the acquisition of Macquarie Group’s US and European public asset management business. This is part of the Company’s strategic initiatives to increase Investment Management assets under management, expand the division’s revenues, and enhance its presence in the US, towards achieving its 2030 management vision of Reaching for Sustainable Growth3.

As part of its strategy to expand into private markets to complement its public businesses, led by Mr. Kentaro Okuda, the Company has made significant progress in its three management focus areas: (1) deepen global strategy leveraging Japan franchise; (2) accelerate growth of stable revenues; and (3) further promote platform strategy.

In light of the progress made in these areas and the solid foundation the Company has built to achieve its medium- to long-term management vision, we believe it is in the best interests of the Company’s shareholders to maintain the current management structure.

(3)	Contribution to appropriate composition and effective operation of the Board of Directors

The 12 candidates for the Board include eight Outside Director candidates with expertise in various fields. Additionally, of the four internal director candidates, two are Non-Executive. Therefore, including Outside Director candidates, 10 out of the 12 director candidates are Non-Executive directors.

Mr. Koji Nagai has many years of experience in the securities industry and is well-versed in both Nomura Group’s operations and industry practices. As Chairman (Non-Executive) of the Board, he plays an important role in improving the quality of Board discussions, in effectively and efficiently managing the Board, and in raising issues regarding execution.

As a Director who also serves as the top executive officer, Mr. Kentaro Okuda plays an important role as a bridge between the Board—whose central role is management oversight—and execution. He reports key matters related to the Company’s business execution to the Board and facilitates the smooth execution of issues raised by the Board as well as the implementation of appropriate responses, thereby enabling the Board to grasp the status of business execution and contributing to the effectiveness of management supervision by the Board.

In the most recent third-party evaluation of the effectiveness of the Board, the Company received a high evaluation for the diversity of its Board composition, the deep knowledge and expertise of each Director, appropriate business operations, and active implementation of committee activities.

[3]	Please refer to Nomura Announces Acquisition of Macquarie’s U.S. and European Public Asset Management Business announced on April 22, 2025.

In addition, in the evaluation of the effectiveness of the Board conducted in fiscal year 2024, the Company maintained an overall high standard of evaluation, including a lot of positive feedback on the Board’s contribution to the enhancement of Nomura Group’s corporate value, the diverse composition of the Board, and efforts to enhance deliberations through efficient agenda selection and reporting.

Based on these reasons, we believe it is essential for the further enhancement of the Company’s corporate value that both candidates continue to vigorously promote various measures in their respective positions as Directors.

For your reference, Glass, Lewis & Co., LLC has recommended in favor of the reappointment of Mr. Koji Nagai and Mr. Kentaro Okuda. Among the main reasons for this recommendation, they noted that the aforementioned incidents appear to be the result of the actions of individual employees, with no evidence suggesting systemic issues or organizational involvement. They also noted that Nomura Group has taken the necessary steps to prevent future recurrence, through the formulation and implementation of preventative measures, while also taking accountability through the voluntary return of executive compensation.

(Reference)

Biography of Mr. Koji Nagai

April 1981	Joined the Company
April 2003	Director of Nomura Securities Co., Ltd.
June 2003	Senior Managing Director of Nomura Securities Co., Ltd.
April 2007	Executive Managing Director of Nomura Securities Co., Ltd.
October 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
April 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
April 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
April 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
August 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
June 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
April 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
April 2020	Chairman of the Board of Directors of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

Biography of Mr. Kentaro Okuda

April 1987	Joined the Company
April 2010	Senior Managing Director of Nomura Securities Co., Ltd.
April 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
August 2012	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
April 2013	Senior Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
April 2015	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
April 2016	Senior Managing Director of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)

April 2017	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
April 2018	Executive Managing Director and Group Co-COO of the Company (concurrently Director, Executive Managing Director and Deputy President of Nomura Securities Co., Ltd.)
April 2019	Executive Managing Director and Deputy President, Group Co-COO of the Company
April 2020	Representative Executive Officer and President, Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
June 2020	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director of Nomura Securities Co., Ltd.)
June 2021	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Representative Director and President of Nomura Securities Co., Ltd.) (Current)

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.